PEAK POSITIONING TECHNOLOGIES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis (MD&A) provides Management's point of view on the financial position and results of operations of Peak Positioning Technologies Inc., on a consolidated basis, for the years ended December 31, 2019 (Fiscal 2019) and December 31, 2018 (Fiscal 2018).

Unless otherwise indicated or unless the context requires otherwise, all references in this MD&A to "Peak", the "Company", the "Corporation", "we", "us", "our" or similar terms refer to Peak Positioning Technologies Inc. and its subsidiary Peak Positioning Corporation on a consolidated basis. This MD&A is dated May 21, 2020 and should be read in conjunction with the Audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2019. Unless specified otherwise, all amounts are in Canadian dollars.

The financial information contained in this MD&A relating to the Audited Consolidated Financial Statements for the year ended December 31, 2019, and December 31, 2018, has been prepared in accordance with International Financial Reporting Standards (IFRS).

The Audited Consolidated Financial Statements and MD&A have been reviewed by our Audit Committee and approved by our Board of Directors as at May 21, 2020.

Forward looking information

Certain statements contained in this MD&A may constitute forward-looking information, which can generally be identified as such because of the context of the statements including words such as believes, anticipates, expects, plans, estimates, or words of similar nature. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results. We refer potential investors to the "Risks and Uncertainties" section of this MD&A. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking information. Forward-looking information reflects current expectations regarding future events and speaks only as of the date of this MD&A and represents the Company's expectations as of that date.

The Company undertakes no obligation to update or revise the information contained in this MD&A, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Structure

The following chart summarizes the corporate structure of the Company.

Business Overview

Peak (CSE: PKK) (PINK SHEETS: PKKFF), is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency.

Peak Positioning Technologies Inc. - MD&A, December 31, 2019

Operating Highlights for the Quarter

With the exception of a couple of business development initiatives, the Company spent most of the fourth quarter of 2019 continuing to invest in R&D and listening to client requests and feedback to better meet their needs. Particular attention was spent by both ASDS, the Company's research & development arm and manager of its Cubeler Lending Hub platform, and ASSC, which provides services specifically to supply-chain participants, on adding supply-chain-related functionality to the Hub during the quarter. Ever since ASSC began offering the service in the third quarter of 2019, the demand for qualifying its supply-chain clients for material-purchase transactions on credit has outpaced the demand for all of the Company's other services, and that was no different during the fourth quarter. As a result, ASSC's revenue, which were almost exclusively generated in the city of Jiangyin, once again accounted for a significant portion of the Company's total quarterly revenue.

By analyzing hundreds of variables related to each ASSC supply-chain client's operations, the historical values of those variables, their real-time values and how they're trending, the Lending Hub's analytics and AI engine, helps determines the maximum amount of credit, if any, that can be safely extended to the clients, while still taking into consideration the financial institutions' credit criteria. Supply-chain clients who were either not able to obtain credit in the past to acquire the materials they needed for their operations or were told that they had maxed out their credit by their banks, are now routinely getting approved for credit from ASSC's financial partners. Most ASSC supply-chain client transactions facilitated by the Lending Hub are for amounts of less than $500,000. However, in December 2019, an ASSC supply-chain client was qualified for a $3.8M line of credit from one of ASSC's banking partners, marking at the time the largest amount of credit facilitated by the Hub for a single transaction.

The Hub's arrival in Jiangyin and its positive impact on the city's smaller business supply-chain participants caught the attention of the city's municipal government. This resulted in a number of business opportunities for ASSC and ASDS in Jiangyin, some of which were still being explored as of the date of this MD&A. ASSC has proven that the Hub can be used to create a win-win situation for lenders and small businesses alike to help stimulate the local economies in the cities where its services are available. As such, working with municipal governments will be part of the Company's plans going forward to help expand its service offering across China.

Speaking of expansion, the single most important event that took place during the fourth quarter of 2019 was the Company's agreement to acquire the Jinxiaoer loan brokerage platform. At the height of its popularity, Jinxiaoer was being used by more than 40,000 loan sales reps affiliated with over 2,700 loan brokerage companies in 31 cities in China. With the acquisition of Jinxiaoer and its existing relationships with loan sales reps and brokerage companies, the Company will not only acquire a platform that is almost the perfect complement to its Lending Hub, but also one that will significantly accelerate the expansion of its services by leveraging the Jinxiaoer brand in those markets where the brand is already recognized and established.

In summary, the Company believes that its decision to spend more time on R&D to improve future efficiency rather than on business development during the quarter was a worthwhile trade-off. The Company may have left some short-term revenue on the table, but operational expenses were reduced in the quarter compared to the third quarter and will be further reduced in the long run, translating to better long-term profitability. With the demand for its services firmly established in three cities and closing 2019 with the pending acquisition of Jinxiaoer, the Company is well positioned to expand its services to other cities in China and continue to deliver exceptional revenue growth and profitability in 2020.

Business plan and outlook for 2020

The Company spent a little over 18 months from June 2018 through the end of the fourth quarter of 2019 proving to various participants and stakeholders in the commercial lending industry in China (banks, non-bank lenders, SMEs, loan insurance companies, government entities, service providers, etc.), that its analytics and AI based Lending Hub platform can be used to bring speed, transparency, cost reduction, risk minimization and overall efficiency to the commercial lending process, particularly when it comes to lending to small and micro enterprises. A steady increase in the demand for the Company's services, as evidenced by its financial statements, and the strategic partnerships it's been able to establish over that period testify to the fact that the Company has proven its point to industry stakeholders. Armed with the established demand for its services, the Company will look for 2020 to be a break-out year in which its services reach some of the country's most important commercial markets and cities.

Peak Positioning Technologies Inc. - MD&A, December 31, 2019

The benefits of joining the Lending Hub, when it comes to getting access to credit, is undeniable for small and micro enterprises, regardless of the industries in which they operate. The fact that there are over 100M potential Lending-Hub-member small and micro enterprises in China represents both a tremendous opportunity and a challenge for the Company. The opportunity is obvious, in terms of the number of transactions and the amount of data that those enterprises could account for on the platform. The challenge is in reaching out to those 100M+ small and micro enterprises to let them know about the Lending Hub and why they should be a part of it. This is a major reason why the Company decided to acquire the Jinxiaoer platform.

The difficulties for small and micro businesses to obtain credit, especially from big banks, are well documented. This has made loan brokerage companies an essential and integral part of the commercial lending industry in China. The brokers establish relationships with banks and non-bank lenders and become familiar with their credit criteria and experts at knowing exactly the types of loan candidates they would typically extend credit to. Knowing that their chances of obtaining credit for their businesses are much better by going to loan brokers than to banks, the vast majority of small and micro business owners turn to loan brokerage companies for their credit needs. The services provided by the brokers' sales reps include gathering the information required by their financial partners to assess the credit worthiness of the clients, building the client files to maximize the chances that they are approved, and submitting the files to the appropriate financial partners. Of course, each broker's ability to service its clients' credit needs is limited by the number of financial partners the broker has and the credit criteria of those financial partners. This unfortunately means that brokers sometime miss out on commissions because potential clients don't fit their financial partners' credit criteria or worst, their sales reps do all the legwork on client files that are eventually declined by their financial partners. This is where the Jinxiaoer loan brokerage platform comes in. Jinxiaoer aggregates the credit criteria of a constantly-expanding pool of banks and other lending institutions into a single platform and provides brokers and their reps with a user-friendly interface where they can submit their credit candidate leads to be matched with lenders they have no relationships with and still earn commissions from the platform if the submitted leads are approved for credit by any of the platform's lenders. This value proposition to loan brokers and their sales reps is what contributed to the popularity of Jinxiaoer in the loan brokerage industry where by 2018, about a year after the platform was first launched, it had over 40,000 registered sales reps and relationships with over 2,700 brokerage companies in 31 cities in China.

The Jinxiaoer platform was created with loan brokers in mind and not lenders. The platform was meant to transfer only basic information about the leads to lenders, who still had to gather and validate additional information on the leads and use their own systems and methods to analyze each completed file in order to decide whether or not to extend credit to the small and micro business clients. By integrating Jinxiaoer to the Cubeler Lending Hub, which handles and automates credit analysis for lenders, the Company's services in 2020 will feature a seamless and all-encompassing offering for small and micro businesses, loan brokers and lenders. So most of the traffic to occur on the Hub in 2020 and beyond, leading to the expansion of the Company's service offering throughout China, is expected to be brought about by loan sales reps through their use of the Jinxiaoer app. The Company will look to leverage and continue to build the Jinxiaoer brand among brokers and their small and micro business clients by converting some of the 2,700+ loan brokerage companies with existing relationships with Jinxiaoer into certified Jinxiaoer Service Centres. This will give the Company a physical brick-and-mortar presence in each of the cities in which it expands its services, which remains an important factor in the small and micro business credit space in China.

The positive impact of the Lending Hub concept, where small and micro businesses and lenders are brought together using analytics and AI for the benefit of local economic activity, began to resonate with municipal government officials in Jiangyin and Wuxi in the last quarter of 2019. So much so that the Company plans to work with those officials in 2020 on business development initiatives that could be replicated in other cities and further contribute to helping the expansion of its services in those cities.

Peak Positioning Technologies Inc. - MD&A, December 31, 2019

No single word would be better suited to summarize the Company's plans and outlook for 2020 than the word "expansion". The continuous expansion of the Company's Lending Hub, with the addition of more lenders, brokerage companies, broker sales reps, Jinxiaoer Service Centres, and small and micro businesses, all leading to more transactions and more data, including loan repayment data, to make the Hub's predictive algorithms increasingly more efficient will be a priority for the Company in 2020. Also "expansion" when it comes to branching out the Company's service offering into at least 20 cities by the end of the year. As it continues to execute its business plan and approaches profitability, the Company plans to take the necessary measures in 2020 to be in position to repatriate a portion of its profits back to Canada as soon as it determines it appropriate to do so to help meet the Company's financial needs in Canada and limit its dependence on the capital markets.

Selected Annual Information

	Fiscal	Fiscal	Fiscal	Fiscal
	2019	2018	2017	2016
Revenues	$11,708,653	$1,681,534	$7,475,402	$58,091,907
Expenses before finance costs, tax, depreciation and amortization	$10,892,018	$3,731,765	$10,420,437	$60,415,198
EBITDA (1)	$816,635	$(2,050,231)	$(2,945,036)	$(2,323,291)
Impairment of intangible assets	$584,189	$471,000	$-	$350,000
Loss on extinction of debt	$816,793
Loss on fair value variation	$259,000
Gain on bargain purchase	$(941,000)
Adjusted EBITDA (2)	$1,535,617	$(1,579,231)	$(2,945,036)	$(1,973,291)
Finance costs, tax, depreciation and amortization	$2,646,996	$1,558,589	$511,195	$325,813
Net loss	$(1,830,361)	$(3,608,920)	$(3,456,230)	$(2,649,104)
Net (loss) profit attributable to:
Non-controlling interest	$878,811	$243,759	$-	$-
Owners of the parent	$(2,709,172)	$(3,852,679)	$(3,456,230)	$(2,649,104)
Basic and diluted loss per share	$(0.004)	$(0.006)	$(0.008)	$(0.008)

(1) EBITDA is provided as supplementary earnings measure to assist readers in determining the Company's ability to generate cash-flows from operations and to cover finance charges. It is also widely used for business valuation purposes. This measure does not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

EBITDA equals the results before finance cost, as defined in Note 14 of the Audited Consolidated Financial Statements for the year ended December 31, 2019, income tax, depreciation of property and equipment and amortization of intangible assets and financing of initial costs.

Peak Positioning Technologies Inc. - MD&A, December 31, 2019

(2) Adjusted EBITDA equals EBITDA as described above adjusted for impairment expense of intangible assets, loss on extinction of debt, loss on fair value variation and gain on bargain purchase for the period.

Reconciliation of EBITDA	Fiscal 2019	Fiscal 2018	Fiscal 2017	Fiscal 2016
to net loss
Net loss for the period	$(1,830,361)	$(3,608,920)	$(3,456,230)	$(2,649,104)
Add:
Income tax	$523,837	$164,453	$(380)	$-
Finance costs	$1,042,704	$795,908	$88,074	$115,647
Depreciation and amortization (1)	$1,080,455	$598,328	$423,501	$210,166
EBITDA	$816,635	$(2,050,231)	$(2,945,036)	$(2,323,291)

(1) On January 1, 2019, the Company retrospectively adopted IFRS 16, but has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The application of this new standard resulted in the addition of right-of-use assets and lease liabilities to the consolidated statements of financial position. Starting on January 1, 2019, instead of lease expenses, right-of-use asset depreciation and financing costs related to the lease liabilities are recorded to the statement of comprehensive loss. For the twelve-month period ended December 31, 2019, the adoption of IFRS 16 added $407,611 in right-of-use asset depreciation and $40,690 in financing expenses.

	Fiscal 2019	Fiscal 2018	Fiscal 2017	Fiscal 2016
Total assets	$29,357,019	$24,689,303	$15,740,382	$4,663,277
Total Liabilities	$9,237,334	$5,202,827	$4,553,365	$2,313,253
Long-term liabilities	$187,212	$398,015	$4,263,913	$-
Total Equity	$20,119,685	$19,486 475	$11,187 017	$2,350,024
To Non-controlling interest	$10,441,584	$9,989,774	$-	$-
To Owners of parent	$9,678,101	$9,496,701	$11,187,017	$2,350,024

Results of Operations

Revenue for the year ended December 31, 2019

The Company generated $11,708,653 in revenue during the year ended December 31, 2019 compared to $1,681,534 in 2018. The considerable increase in revenue is largely attributed to new service offerings during the year from the Company's ASDS, ASCS and ASSC subsidiaries, which include credit analysis services, loan management services, and various financial and logistics services specifically catered to supply-chain participants. Those services combined to account for $8,265,028 of the Company's revenue in 2019. There were no such services or revenue in 2018.

ASFC generated $3,443,625 in revenue for fiscal 2019, compared to $1,681,534 in fiscal 2018, which came in the form of interest earned on loans extended to Chinese small and medium-sized business owners. ASFC was created in April 2018 and therefore only generate revenue for a period of a little more than 7 months that year. The average loan balance in 2019 of $20,656,126 was 10.8% higher than the average loan balance in 2018.The loans yielded an effective average annual interest rate of 17.0% in fiscal 2019, compared to 15.8% in fiscal 2018. The average maturity of ASFC's loans was 16.5 months during the 12-month period ended December 31, 2019, compared to 15.9 months for the same period in 2018.

Peak Positioning Technologies Inc. - MD&A, December 31, 2019

Total expenses before taxes

The following schedule summarizes the Company's total expenses before taxes:

	December 31, 2019	December 31, 2018
	(12 months)	(12 months)
	$	$
Outsourcing services	5,319,307	-
Salaries and fringe benefits	1,665,434	974,394
Service fees	810,056	145,270
Board remuneration	71,992	130,134
Royalty	84,762	-
Consulting fees	310,076	378,422
Management fees	138,585	216,340
Expected credit loss	264,378	149,016
Administrative and indirect costs	110,161	182,529
Professional fees	349,260	259,895
Public relations and press releases	148,444	426,175
Office supplies, software and utilities	189,495	54,051
Lease expenses	42,056	134,464
Depreciation of right-of use- assets	407,611	-
Insurance	32,169	35,667
Finance costs (1)	1,042,706	795,908
Translation & Other	38,133	54,612
Travel and entertainment	393,715	266,201
Stock exchange and transfer agent costs	45,787	61,166
Loss on deposit	86,400	-
Depreciation of property and equipment	47,548	5,924

Peak Positioning Technologies Inc. - MD&A, December 31, 2019

(Gain) on deposit and subscription receivable	-	(201,350)
Impairment of intangible assets (1)	584,189	471,000
Loss on extinction of debt	816,793	-
Change in fair value of the contingent compensation payable	259,000	-
Gain on bargain purchase	(941,000)	-
Amortization of intangible assets and financing cost	625,296	592,404
Loss (gain) on foreign exchange	72,827	(6,221)
Total expenses before income tax	13,015,177	5,126,001

(1) Interest and accretion on debentures (included under finance costs) as well as impairment of intangible assets expenses are excluded from the calculation of operating expenses for the purposes of determining the Company's operating profit or operating loss.

Expenses for the year ended December 31, 2019

Outsourcing service costs of $5,319,307 in fiscal 2019 (compared to none in fiscal 2018) relate to the outsourcing of supply-chain related services that ASSC is not yet in a position to provide on its own. They include logistics services (transportation and warehousing) related to material purchased by ASSC clients on credit, which credit was extended as a result of credit analysis services provided by ASSC through the Lending Hub platform.

Salaries and fringe benefits amounted to $1,665,434 for the twelve-month period ended December 31, 2019 ($974,394 for the same period in 2018). Except for the Company's CEO and CFO, all salaries are paid out to employees working for the Company's subsidiaries in China. The increase in salary expense for the period is attributed to the creation of the Company's three (3) subsidiaries in China between mid-2018 and 2019. Except for ASFC, there were therefore no salary expenses related to those subsidiaries for the year ended December 31, 2018. The share-based remuneration is included within this caption, which amounted to $210,286 in fiscal 2019 compared to $270,459 in fiscal 2018.

Board remuneration refers to share-based remuneration received by members of the Company's board of directors and amounted to $71,992 in fiscal 2019 compared to $130,134 for the same period in 2018.

Service fees related to consulting and business development services provided to the Company's ASFC and new ASCS subsidiaries by third-party companies amounted to $810,056 for the twelve- month period ended December 31, 2019, compared to $145,270 for the corresponding period of 2018.

Royalty expenses of $84,762 for the fiscal 2019 relate to royalty on software payable to Canadian software company Cubeler Inc., a related company. The royalty expense is calculated on revenue primarily generated by ASDS. There was no such expense in 2018.

Consulting fees totalling $310,076 incurred during the twelve-month period ended December 31, 2019 ($378,422 for the same period in 2018), mainly relate to corporate financing consulting. There was no expense incurred in fiscal 2019 relating to technical support and marketing services compared to $43, 680 in fiscal 2018 that was rendered by an affiliated company on the Cubeler

Peak Positioning Technologies Inc. - MD&A, December 31, 2019

Fintech platform. Share-based remuneration received by consultants amounted to $36,400 in fiscal 2019 compared to $38,360 in fiscal 2018.

Management fees of $138,585 for the twelve-month period ended December 31, 2019 relate to services rendered to the Company in Canada and to its subsidiaries in China (compared to $216,340 for the same period in 2018). The share-based portion of the management fees amounted to $59,415 in fiscal 2019 compared to $112,461 for the same period of 2018.

Professional fees such as audit fees and legal fees totalled $349,260 for fiscal 2019 (compared to $259,895 for the same period ended December 31, 2018). The increase is mainly due to audit fees incurred in Canada and China following an increase in the number of subsidiaries in 2019.

Administrative and indirect costs of $110,161 in fiscal 2019 (compared to $182,529 for the same period of 2018) relate to administrative support expenses and other indirect costs for the Company's ASFC subsidiary in China.

Public relations and press release expenses amounted to $148,444 for the twelve-month period ended December 31, 2019 (compared to $426,175 for the same period of 2018). The significant decrease is due to the fact that certain public relations and investor awareness agreements entered into by the Company with certain service providers in 2018 were not renewed in 2019.

Depreciation of right-of use assets of $407,611 in fiscal 2019 (compared to none in fiscal 2018) follows the adoption of IFRS 16 on January 1, 2019, and relates to the depreciation of right-of-use assets associated with new office lease agreements of the Company's operating subsidiaries in China.

Finance costs include mainly interest charges and accretion of debentures. Those costs amounted to $916,312 for the twelve-month period ended December 31, 2019, compared to $804,673 for the same period in 2018. Following the adoption of IFRS 16 on January 1, 2019, interest related to lease liabilities are presented as finance cost for an amount of $44,868. Also included in that caption is interest paid to third parties for providing security deposits as guarantors for loans serviced by ASCS and for advances made to ASSC representing $84,962 in fiscal 2019 compared to nil in fiscal 2018.

Expected credit loss of $264,378 for the twelve-month period ended December 31, 2019 ($149,016 in fiscal 2018) relates to the allowance for a credit loss provision on ASFC's loan balance for the period as described in Note 7 of the Company's Audited Consolidated Financial Statements for the year ended December 31, 2019. The increase is attributed to new regulations in China that increases the amount of time it would typically take recuperate loans advanced to delinquent debtors. It should be noted that despite the increased expected credit loss amount, ASFC had not written off any loans as of December 31, 2019.

Travel and entertainment expenses amounted to $393,715 in fiscal 2019 compared to $266,201 for the same period in 2018. These expenses are mainly attributed to travel expenses incurred by the Company's Chinese management related to business development initiatives and operations in China.

Amortization of intangible assets amounted to $625,296 for the twelve-month period ended December 31, 2019, compared to $592,404 for the same period in 2018. This increase is due to the amortization of the loan service agreements that accompanied the acquisition by ASCS of Wenyi Financial Services Co. Ltd.'s ("Wenyi") business operations on January 1, 2019, and the amortization of the Cubeler platform, which was offset by a reduction of the amortization of the Gold River platform following the impairment of the platform in 2018 and 2019.

Following a periodical impairment test on the Gold River platform, an amount of $584,189 was accounted for as an impairment loss in fiscal 2019 (compared to $471,000 in fiscal 2018). The Company took the decision to impair the remaining residual value of the Gold River platform after considering that the platform had been inactive since 2017 and would remain so until it was re- affected to be used as a supply-chain procurement platform and integrated to the Cubeler Lending Hub.

The Company accounted for a loss on extinction of debt of $816,793 in fiscal 2019 ($Nil in 2018) representing the difference between the derecognition of debentures originally issued in December 2017, which had a value of $3,540,000 at maturity, and the calculated fair value of the renegotiated debentures maturing in December 2020 of $4,356,793. See note 13a) of the Audited Consolidated Financial Statements for the years ended December 31, 2019, and December 31, 2018.

Peak Positioning Technologies Inc. - MD&A, December 31, 2019

Gain on bargain purchase of $941,000 for the period ending December 31, 2019 ($Nil in 2018) is the difference between the asset value acquired with the business combination of Wenyi's operations of $1,430,000 and the fair value of the conditional compensation of $489,000 at transaction date.

Change in fair value of the contingent compensation payable is the difference between the fair value of the conditional compensation payable for the acquisition of the operations of Wenyi updated at December 31, 2019, of $748,000 and the previously recognized amount of $489,000 at transaction date. Please refer to Note 6 (Business Combination) of the Audited Consolidated Financial Statement for the year ended December 31, 2019.

The Company reported a currency translation adjustment loss of $1,291,764 for the twelve-month ended December 31, 2019 (compared to a loss of $630,515 for the same period in 2018) reflecting the depreciation of the Chinese renminbi against the Canadian dollar during the period. This adjustment represents a theoretical loss that would only be realized in the event of a material transaction involving the underlying assets to which the loss is attributed, in this case, if the Company's subsidiaries were sold or otherwise disposed of.

Net Results.

The Company incurred a net loss of $1,830,361 in fiscal 2019 (compared to a net loss of $3,608,920 in the corresponding period of 2018).

Summary of Quarterly Results

	December 31, 2019	December 31, 2018	September 30, 2019		September 30, 2018
	Three months	Three months	Three months		Three months
Revenues	$4,357,467	$742,038	$4,499,953		$709,739
Expenses (1)	$4,545,745	$1,697,596	$5,277,269		$1,335,436
Net Loss	$(188,279)	$(955,559)	$(777,316)	$	(625,698)
Net (loss) profit attributable to:
Non-controlling interest	$390,038	$24,705	$165,756		$144,324
Owners of the parent	$(578,318)	$(980,263)	$(943,073)	$	(770,022)
Earnings per Share (2)	$(0.001)	$(0.001)	$(0.001)		$(0.001)

	June 30,		June 30,	March 31,	March 31,
	2019		2018	2019	2018
	Three months		Three months	Three months	Three months
Revenues	$1,901,723		$224,611	$949,511	$5,147
Expenses (1)	$2,197,709		$1,196,506	$1,518,290	$1,060,915
Net Loss	$(295,986)	$	(971,895)	$(568,779)	$(1,055,768)
Net (loss) profit attributable to:
Non-controlling interest	$209,628		$74,731	$113,388	$-
Owners of the parent	$(505,615)		$(1, 046,626)	$(682,167)	$(1,055,768)
Earnings per Share (2)	$(0.000)		$(0.001)	$(0.001)	$(0.002)

Peak Positioning Technologies Inc. - MD&A, December 31, 2019

Note (1): Including income tax expenses

Note (2): Earnings per share is calculated using the net loss and the weighted average number of outstanding shares.

Fourth Quarter Ending December 31, 2019

The Company's continuous investment in R&D to enhance the features of its platforms and create better synergy between its subsidiaries continued to pay dividends, this time in the form of operational efficiencies. Operational expenses were noticeably reduced from Q3 to Q4, a trend the Company expects to continue, which will help contribute to its long-term profitability.

The Company negotiated the terms of a 12-month extension with holders of units, comprised of secured debentures and share purchase warrants, totalling approximately $3.5M. The units were originally issued in December 2017. Both the warrants, priced at $0.05, and the debentures were set to mature and expire on the same date in December 2019. The terms of the extension of the units are such that each unit now includes an additional warrant priced at $0.08. The maturity date of the debentures and expiry date of the $0.05 warrants will be on the same date in December 2020, while the $0.08 warrants will expire in December 2021.

The fourth quarter of 2019 will also be remembered for the Company's agreement to acquire the Jinxiaoer loan brokerage platform. Jinxiaoer is view by the Company as a potential catalyst to the acceleration of the expansion of its services throughout China.

Liquidity

The level of revenue currently being generated by the Company is not presently sufficient to meet its working capital requirements and investing activities. Until that happens, the Company will continue to use financing means to help meet its financial obligations. As of May 21, 2020, the cash available to operate the Company, including cash at ASFC for loan purposes, amounted to approximately $2,400,000. The Company's cash flow position is expected to improve significantly as its operating subsidiaries grow their revenue and generate new revenue streams and eventual profits for the Company. This is expected to eventually allow the Company to meet its working capital needs. However, until that happens, the Company will continue to assess its capital needs and undertake whatever initiative it deems necessary to ensure that it continues to be in a position to meet its financial obligations. In the opinion of management, the Company's current cash position, its access to additional capital and the possibility of negotiating the terms of its debt commitments, will be sufficient to meet its current obligations and allow it to continue as a going concern for the next 12 months.

Financing

In January 2019, the Company issued 700,000 common shares to settle $35,000 of debt related to consulting services received by the Company.

On April 26, 2019, the Company closed a private placement financing consisting of the sale of 28 units of unsecured convertible debentures and share purchase warrants priced at $10,000 per unit for gross proceeds of $280,000. Each unit sold is comprised of $10,000 face value debentures, maturing on April 26, 2021, bearing interest at a nominal annual rate of 8% payable monthly, plus 200,000 purchase warrants exercisable into Company common share at $0.10 per share for a period of 24 months from the date of issuance. The conversion feature of the debentures allows them to be converted, in whole or in part, into common shares of the Company any time prior to maturity at a price of $0.05 per share. The Company also issued 75,000 share purchase warrants as a finder's fee to eligible persons related to the private placement. Each finder's fee warrant allows its holder to purchase one common shares of the Company at a price of $0.05 for a period of 24 months from the date of issuance.

Peak Positioning Technologies Inc. - MD&A, December 31, 2019

In May 2019, the Company issued 1,800,000 common shares to settle $90,000 of debt related to consulting services received by the Company.

On July 16, 2019, the Company closed a private placement financing consisting in the sale of 1,400,000 units (a "Unit") at a price of $0.05 per Unit for gross proceeds of $70,000. Each Unit is comprised of one (1) common share and one (1) common share purchase warrant entitling the warrant holder to purchase one (1) common share at a price of $0.08 for a twenty-four (24) month period. The value attributed to the warrants was $19,948.

In August 2019, the Company issued 900,000 common shares to settle $45,000 of debt related to consulting services received by the Company.

On August 28, 2019, the Company closed a private placement financing consisting in the sale of 22,800,000 units (a "Unit") at a price of $0.025 per Unit for gross proceeds of $570,000. Each Unit is comprised of one (1) common share and one half of one (1/2) common share purchase warrant entitling the warrant holder to purchase one (1) common share at a price of $0.05 for a twelve (12) month period. The value attributed to the warrants was $72,019.

On September 5, 2019, the Company issued 5,000,000 common shares as a result of conversion of debentures previously issued in April. The transactions resulted in a reduction of $105,000 in the amount of debenture face value outstanding related to the issue.

On September 18, 2019, the Company issued 5,000,000 common shares as a result of conversion of debentures previously issued in December 2018. The transactions resulted in a reduction of $250,000 in the amount of debenture face value outstanding related to the issue.

In September 2019, the Company issued 800,000 common shares to settle $40,000 of debt related to consulting services received by the Company. The Company also re-priced a total of 2,900,000 share purchase warrants that had an original exercise price of $0.10 to $0.05. The expiry date of the warrants did not change and remained May 7, 2020.

In October 2019, the Company issued 1,250,000 common shares as compensation related to an ongoing consulting agreement.

In November 2019, $ 270,000 of secured debentures were surrendered to exercise share purchase warrants at a price of $0.05 per share pursuant to the private placement closed in December 2017. The Company therefore issued 5,400,000 common shares at a price of $0.05 per share to the debenture holders.

In December 2019, the Company issued 400,000 common shares as payment for consulting services provided to the Company.

Before the maturity date of December 15, 2019, the company reached an agreement with holders of the debentures issued in December 2017 to extend the maturity of the debentures to December 15, 2020, at the same terms and conditions. The warrants accompanying the debentures were replaced by new warrants with the same attributes, except that they will expire on December 15, 2020, to coincide with the new maturity date of the debentures. For each warrant that is tied to the debentures, debenture holders also received an additional warrant that allows them to acquire common shares of the Company at a price of $0.08 per share at any time for a period of 24 months from their date of issuance. At that time, the remaining face value of debentures was $3,540,000.

On January 15, 2020, the Company closed a private placement financing consisting in the sale of 16 units (a "Unit") at a price of $10,000 per Unit for gross proceeds of $160,000. Each unit consists of $10,000 of non-secured debenture and 200,000 common share purchase warrants. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.08 each for a period of 24 months from the date of issuance. The debentures will mature on January 15, 2021, and bear interest at 8% per annum.

Peak Positioning Technologies Inc. - MD&A, December 31, 2019

From January 1, 2020, to May 21, 2020, the Company issued 8,150,000 common shares to settle $310,000 of debt related to consulting services received by the Company.

In February 2020, the Company closed a private placement financing consisting in the sale of 14,400,000 units (a "Unit") at a price of $0.04 per Unit for gross proceeds of $576,000. Each unit consists of one (1) common share and one half (1/2) common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at the price of $0.10 each for a period of 24 months from the date of issuance.

In April 2020, the Company closed a private placement financing consisting in the sale of 3,000,000 shares at a price of $0.025 per shares for gross proceeds of $75,000.

On April 27, 2020, the Company announced its intention to close a brokered private placement financing of units of corporate bonds and warrants for gross proceeds of up to $10M, which the Company was planning to close within days of the filings of its Audited Consolidated Financial Statements for the year ended December 31, 2019, and December 31, 2018. Part of the proceeds of the announced financing will be used by the Company to make the last installment payment, which was still outstanding as of the date hereof, to finalize the process of its acquisition of the Jinxiaoer loan brokered platform.

Capital Stock

The Company's capital stock as of December 31, 2019, was $24,234,623 compared to $22,759,673 as of December 31, 2018. The variation is explained by the common shares issued in connection with private placement financings for net proceeds of $640,000, common shares issued in lieu of cash payments totalling $243,000 and common shares issued as a result of the conversion of debentures of total face value of $625,000.

Common Shares

As of May 21, 2020, the Company had 746,142,135 common shares outstanding. The following table summarizes the changes in shares outstanding from January 1, 2011, until May 21, 2020.

Date	Description	Number	Cumulative number
Dec 31, 2010	Outstanding as of December 31, 2010	10,000,000	10,000,000
February 8, 2011	Acquisition of Peak Corp	30,000,000	40,000,000
2011	Issuance 2011	27,481,335	67,481,335
2012	Issuance 2012	11,325,800	78,807,135
2013	Issuance 2013	9,831,834	88,638,969
2014	Issuance 2014	43,747,920	132,386,889
2015	Issuance 2015	60,212,625	192,599,514
2016	Issuance 2016	227,319,050	419,918,564
2017	Issuance 2017	209,740,491	629,659,055
January 2018	Private placement	5,000,000	634,659,055
January 2018	Shares for debt	1,500,000	636,159,055
February 2018	Surrender of Debenture	20,000,000	656,159,055
March 2018	Shares for debt	600,000	656,759,055
April 2018	Surrender of Debenture	1,000,000	657,759,055
May 2018	Shares for debt	400,000	658,159,055
June 2018	Surrender of Debenture	10,000,000	668,159,055
July 2018	Shares for debt	700,000	668,859,055
July 2018	Shares for debt	250,000	669,109,055

Peak Positioning Technologies Inc. - MD&A, December 31, 2019

July 2018	Shares for debt	640,000	669,749,055
August 2018	Shares for debt	393,080	670,142,135
August 2018	Surrender of Debenture	5,000,000	675,142,135
January 2019	Shares for debt	700,000	675,842,135
May 2019	Shares for debt	1,800,000	677,642,135
July 2019	Private placement	1,400,000	679,042,135
August 2019	Shares for debt	900,000	679,942,135
August 2019	Private placement	22,800,000	702,742,135
September 2019	Conversion of Debenture	10,000,000	712,742,135
September 2019	Shares for debt	800,000	713,542,135
October 2019	Shares for debt	1,250,000	714,792,135
November 2019	Surrender of Debenture	5,400,000	720,192,135
December 2019	Shares for debt	400,000	720,592,135
January 2020	Shares for debt	2,750,000	723,342,135
February 2020	Shares for debt	3,000,000	726,342,135
February 2020	Private placement	14,400,000	740,742,135
April 2020	Private placement	3,000,000	743,742,135
April 2020	Shares for debt	2,400,000	746,142,135
Total		746,142,135

Share Purchase Options

As of May 21, 2020, the Company had 51,025,000 common share purchase options outstanding. The following table summarizes the options outstanding as of May 21, 2020.

Date of grant	Optionee	Number	Exercise Price	Expiration
May 2015	Employees	2,000,000	$0.05	May 2020
May 2015	Board members	750,000	$0.05	May 2020
May 2015	Investor relation consultants	500,000	$0.05	May 2020
May 2015	Consultants	550,000	$0.05	May 2020
November 2015	Employees	2,000,000	$0.05	November 2020
November 2015	Board members	600,000	$0.05	November 2020
December 2015	Consultant	2,500,000	$0.05	December 2020
May 2016	Consultant	150,000	$0.05	May 2021
July 2016	Board members and officers	10,500,000	$0.085	July 2021
June 2017	Consultant	350,000	$0.105	June 2022
June 2017	Board members and officers	7,450,000	$.105	June 2022
November 2017	Officer	375,000	$0.055	November 2022
December 2017	Board members and officers	3,425,000	$0.08	December 2022

Peak Positioning Technologies Inc. - MD&A, December 31, 2019

April 2018	Employee	100,000	$0.05	April 2023
June 2018	Board members and officers	7,175,000	$0.05	June 2023
June 2018	Consultants	100,000	$0.05	June 2023
February 2019	Officer	750,000	$0.05	November 2023
May 2019	Consultant	1,000,000	$0.05	May 2024
May 2019	Board members, officers and employees	8,950,000	$0.05	May 2024
September 2019	Employee	200,000	$0.05	September 2024
November 2019	Consultant	100,000	$0.05	November 2024
November 2019	Consultant	1,000,000	$0.055	November 2024
November 2019	Employee	500,000	$0.05	November 2024
	Total outstanding	51,025,000

Share Purchase Warrants

As of May 21, 2020, the Company had 202,595,000 common share purchase warrants outstanding. The following table summarizes the changes in warrants outstanding as of May 21, 2020:

Date	Description	Number	Exercise Price	Expiration
June 2016	Warrants issued to subscribers in connection with private placement	199,000,000	$0.050	June 2018
Fiscal year 2017	Exercise of Warrants	(1,000,000)	$0.050	N/A
December 2017	Transfer to debenture holders and extension	(198,000,000)	$0.050	N/A
March 2017	Warrants issued to subscribers in connection with private placement	1,640,359	$0.200	March 2019
June 2017	Warrants issued to subscribers in connection with private placement	14,000,000	$0.120	June 2022
August 2017	Warrants issued to subscribers in connection with private placement	3,333,333	$0.061	June 2022
August 2017	Warrants issued to subscribers in connection with private placement	5,800,000	$0.0567	June 2022

Peak Positioning Technologies Inc. - MD&A, December 31, 2019

December 2017	Warrants transferred to debenture holders	191,000,000	$ 0.050	December 2019
December 2017	Extension of warrants	7,000,000	$ 0.050	December 2019
December 2017	Warrants issued to debenture holders	49,000,000	$ 0.050	December 2019
December 2017	Exercise of warrants to surrender the debentures	(127,000,000)	$ 0.050	N/A
January 2018	Exercise of warrants to surrender the debentures	(20,000,000)	$ 0.050	N/A
April 2018	Exercise of warrants to surrender the debentures	(1,000,000)	$ 0.050	N/A
May 2018	Warrants issued to subscribers in connection with private placement	2,900,000	$ 0.050	May 2020
June 2018	Exercise of warrants to surrender the debentures	(10,000,000)	$ 0.050	N/A
August 2018	Exercise of warrants to surrender the debentures	(5,000,000)	$ 0.050	N/A
December 2018	Warrants issued to subscribers in connection with private placement	510,000	$ 0.100	December 2020
December 2018	Warrants issued to subscribers in connection with private placement	210,000	$ 0.050	December 2020
December 2018	Warrants issued to subscribers in connection with private placement	3,866,667	$ 0.050	June 2022
March 2019	Expiration of March 2017 issuance	(1,640,359)	$ 0.200	N/A
April 2019	Warrants issued to subscribers in connection with private placement	5,600,000	$ 0.050	April 2021
April 2019	Warrants issued to subscribers in connection with private placement	75,000	$ 0.050	April 2021
July 2019	Warrants issued to subscribers in connection with private placement	1,400,000	$ 0.080	July 2021
August 2019	Warrants issued to subscribers in connection with private placement	11,400,000	$ 0.050	August 2020
December 2019	Exercise of warrants to surrender the debentures Expiration of December	(6,200,000)	$ 0.050	N/A
December 2019	2017 issuance	(77,800,000)	$ 0.050	N/A
December 2019	Extension of warrants	70,800,000	$ 0.050	December 2020
December 2019	Additional warrants with Extension	70,800,000	$ 0.080	December 2021

Peak Positioning Technologies Inc. - MD&A, December 31, 2019

January 2020	Warrants issued to subscribers in connection with private placement	3,200,000	$0.080	January 2022
February 2020	Warrants issued to subscribers in connection with private placement	7,200,000	$0.100	February 2022
February 2020	Warrants issued to consultant in connection with private placement	1,500,000	$0.050	February 2022
Total		202,595,000

Segment Reporting

The Company presents and discloses segmental information, as disclosed in Note 21 of the Company's Audited Consolidated Financial Statements for the year ended December 31, 2019, based on information that is regularly reviewed by the chief operating decision maker who has been identified as the Company's senior management team, which makes strategic and operational decisions.

Debentures

As of May 21, 2020, the Company had debentures outstanding as described in the Note 13 of the Audited Consolidated Financial Statements for the year ended December 31, 2019.

Escrowed shares

As of May 21, 2020, the Company had no escrowed shares.

Related Party Transactions

Salaries paid to officers and directors amounted to $402,630 in fiscal 2019 compared to 410,202 in fiscal 2018.

During the twelve-month period ended December 31, 2019, share-based payments associated with salaries, board members and management fees amounted to $335,528 compared to $510,694 for the same period of 2018.

During the period ended December 31, 2019, the Company incurred management fees of $32,725 as remuneration to a company held by a director (twelve-month period ended December 31, 2018: $73,283).

During fiscal 2019, the Company incurred interest expense on debentures from officers of $1,081, compared to $800 in fiscal 2018.

During the twelve-month period ended December 31, 2019, the Company incurred $84,762 of royalty expense for the usage of the Cubeler software, compared to nil for the same period of 2018. During the twelve-month period ended December 31, 2019, the Company incurred $21,000 in technical, marketing and website support fees from a related company in connection with the Cubeler platform compared to $43,680 for the same period in 2018. Also, during the twelve-month period ended December 31, 2019, advances to the same related company, Cubeler Inc., decrease from $32,000 to $17,758. The advance is payable back to the Company at its request. The advance is in the form of a promissory note bearing interest since July 1, 2019, at an annual rate of 8.5%. As security, in the event that the principal and interest is not fully paid on December 16, 2019, by the debtor to the Company, the Company had the option to have the debtor execute and deliver a hypothec on the universality of the present and future movable assets of the debtor to the Company. During fiscal 2019, interest was billed to the debtor for an amount of $3,664. As of May 21, 2020, the Company elected not to execute the hypothec considering the low value remaining of the advance.

Peak Positioning Technologies Inc. - MD&A, December 31, 2019

As at both December 31, 2019 and May 21, 2020, an advance of $298,400 from a director to a subsidiary, with no interest payable, was still outstanding.

Off-Balance-Sheet Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Accounting policies

The principal IFRS accounting policies set out in Notes 3 and 4 to the Consolidated Financial Statements have been consistently applied to all periods presented in such financial statements.

Legal proceedings

As of May 21, 2020, there were no legal proceedings against the Company.

Financial Instruments

The Company has classified its financial instruments as described in the note 4.10 of the audited Consolidated Financial Statements for the period ending December 31, 2019. The Company is exposed to various risks as described in the note 19.3 of the audited Consolidated Financial Statements as of December 31, 2019.

RISKS AND UNCERTAINTIES

Risk factors that may adversely affect or prevent the Corporation from carrying out all or portions of its business strategy are discussed in the Corporation's Filing Statement dated January 6, 2011, available on SEDAR at www.sedar.com. Other risks include:

Liquidity Risk

The Company does not have a long history of operations, is in the early stage of development and has just begun to generate operational revenue through its subsidiaries. As such, it is subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personal, financial and other resources and the lack of revenue. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

Additional Financing

The Company may require additional financing in order to repay its creditors or other debts, make further acquisitions, investments or take advantage of unanticipated opportunities. The ability of the Company to arrange such financing in the future will depend upon prevailing capital market conditions, and the business success of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on satisfactory terms. If additional financing is raised by the issuance of shares from the treasury, control of the Company may change and shareholders may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to take advantage of opportunities, or otherwise respond to competitive pressures and remain in business.

Patents

As of the date of this MD&A, the Company had no patents granted or pending. It should be noted, however, that being granted patent protection on its technology is not a prerequisite to the commercialization of the Company's product offerings, and should have no material impact on the Company's short-term performance.

Peak Positioning Technologies Inc. - MD&A, December 31, 2019

Foreign Jurisdiction Risks

The Company has made significant investments in the pursuit of business opportunities in China, which exposes it to different considerations and other risks not typically associated with companies in Canada.

FURTHER INFORMATION

Additional information about the Company can be found at www.sedar.com

May 21, 2020

(s) Jean Landreville	(s) Johnson Joseph

Jean Landreville, Chief Financial Officer	Johnson Joseph, President & CEO

Peak Positioning Technologies Inc. - MD&A, December 31, 2019